Exhibit 99.2

 Q1 2022 Presentation  31 May 2022  cover

 FORWARD LOOKING STATEMENTS  This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely" and similar expressions and include expectations regarding industry trends and market outlook, including expected trends and activity levels in the jack-up rig and oil industry, developments with respect to inflation, expected financial results for 2022 and 2023 including expected revenues and Adjusted EBITDA, expected utilization levels and tendering activity, expected supply and demand, statements with respect to expected contracting of our fleet, demand for and expected utilization of rigs, contract backlog, LOIs and LOAs, tendering and contracting activity, market opportunities and contract terms including estimated duration of contracts and activity of rigs on particular contracts, expected number of rigs required, projected day-rates, expected E&P capex, statements about our ability to improve financial performance and our financial obligations and maturities, statements as to market sentiment including statements made under “Market” and "Risk and Uncertainties" above, expected trends in dayrates and statements about our liquidity and our debt and discussions with our creditors, including the agreement in principle reached with the yards and plans and negotiations to refinance our indebtedness to periods beyond 2023, risks and uncertainties relating to the impact of the COVID-19 pandemic and military action in Ukraine and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including risks relating to our industry and business and liquidity, the risk that our actual results of operations in future periods may differ materially from the expected results / guidance discussed herein, the risk of delays in payments to our Mexican JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation and commodity prices and tendering activity, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, risks relating to our ability to secure contracts for our rigs and the rates that we will be able to achieve, risks relating to market trends, tender activity and rates, risks relating to the agreements we have reached with lenders, risks relating to our liquidity, that our available liquidity is not sufficient to meet our liquidity requirements and other risks relating to our available liquidity and requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our loan agreements and other debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our significant debt obligations including debt service obligations and maturities and new-build contract payments in 2023 and our other obligations as they fall due, the risk that we may not be able to refinance our debt obligations as they fall due, the risk that we may be unable to meet the conditions to the agreement in principle with our shipyard lenders or execute long form documentation for such agreement in principle and other risks described in our working capital statement included in our most recent audited financial statements, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern, risk relating to the military action in Ukraine and its impact on our business, and other risks factors set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

 MODERN FLEET AND GLOBAL PRESENCE  FINANCIAL RESULTS ($ MILLION)   3  ACTIVITY INCREASING – ON TRACK TO CONTRACT ALL 23 RIGS  Source: Company data  Rigs in Mexico operated through a joint venture  Contracted  Available  Under  Construction  28 Total Rig Fleet  3  20  5  5  6  3  3  3  1  2  5  12.3  58.3  (3.6)  21.4  (16.9)  55.6  19%  82.0  Revenue  Opex  EBITDA   Free and restricted Cash  46.0  25.0  38.7  69.1  Q4-21  Q1-22

 KEY FINANCIALS Q1 2022  Revenues increased by $12.9 million (19%) primarily as a result of an increase in number of operational days for rigs on charter in comparison to the prior quarter. Related party revenue (bareboat) form Mexico increased by $1.0 million quarter on quarter.  Rig operating and maintenance expenses increased by $16.9 million quarter on quarter primarily as a result of an increase in the number of rigs on contract during the quarter. $3.2 million of the increase relates to the amortization of deferred mobilization and contract preparation costs.  G&A increased by $1.7 million in comparison to the prior quarter, partly due to one-off office lease expenses.  Total financial expenses increased by $3.9 million primarily as a result of an increase in interest expenses due to expected step-ups in base interest rates (margins) on some of our yard loans, as well as an increase in the effective interest rate adjustment.  Income from equity method investments decreased by $0.9 million.  Adjusted EBITDA decreased by $3.6 million quarter on quarter  Cash increased by $15.2 million in comparison to the prior quarter and is primarily driven by:  Cash from proceeds from the January 2022 equity raise and Q1 2022 sales under the ATM program of $34.1 million;  Cash transferred from restricted cash of $3.2 million mainly due to the release of a performance guarantee for an operating rig;  Cash used in operations of $14.7 million which includes interest payments of $7.8 million  Cash used on jack-up rig additions of $7.1 million;  INCOME STATEMENT  COMMENTS Q1 2022  USDm  Q1 2022  Q4 2021  Operating revenues  82.0  69.1  Rig operating and maintenance expenses  (55.6)  (38.7)  G&A  (9.2)  (7.5)  Depreciation of non-current assets  (29.5)  (36.4)  Total operating expenses   (94.3)  (82.6)  Operating loss   (12.3)   (13.0)  Income/(loss) from equity method investments  1.1  2.0  Total financial expenses net   (35.3)   (31.4)  Net loss   (51.3)   (46.1)  Adjusted EBITDA  21.4  25.0  Balance sheet (USDm)  Q1 2022  Q4 2021  Total assets  3,113  3,080  Total liabilities  2,240  2,190  Total equity  873   890   Cash and cash equivalents  50  35   Restricted cash (short-term and long-term)  8  11

 STRONG FUNDAMENTALS DRIVING ACTIVITY INCREASE  CORE MARKETS ARE GROWING  LEADING TO STRONG JU CONTRACTING  Source:  (Lhs) IHS Petrodata  (Rhs) Clarksons Platou Securities AS, RigLogix  Contracts (#)  Rig Years  Contracted rigs years at peak  Contracted JUs (#)

 MODERN RIGS IN HIGH DEMAND  MODERN UTIL. BACK TO PRE-COVID  ARAMCO DRIVING DEMAND, 40+ RIGS REQUIRED  Source:  IHS Petrodata and Company data  Utilization (%)  Current  Nearing  Awards  Sharply  Falling  Availability  # rigs

 MARKET IS TIGHT, DAY RATES ARE FOLLOWING  DEMAND AT PRE-COVID LEVELS …  … AND MODERN RIGS TO BE SHORT SUPPLIED  7  Source:   IHS Petrodata and Company data  * Based on Company assessment of new builds expected to come to market within 24-36 months  ** Uncompetitive rigs based on Company assessment including sanction tainted rigs, long term cold stacking, regionally stranded and uncompetitive designs  Contracted Rigs (#)  Demand back to pre-COVID  Modern Rigs (#)  Demand end-22  Visible demand > supply  Utilization 100%

 FLEET STATUS  New contracts and extensions

 ILLUSTRATIVE ANNUAL CASH FLOW POTENTIAL  (based on 95% utilisation)  Current market  20 year avg.  Peak  Current status  # of Rigs  @ $100,000/day  @ $140,000/day  @ $250,000/day  Contracted rigs  20  $329m   $606m   $1,369m   Warm stacked (guidance end 22)  3  $49m   $91m   $205m   Under Construction  5  $82m   $151m   $342m   G&A     -$38m   -$38m   -$38m   Annual EBITDA Potential  28  $422m   $810m   $1,878m   9

 IN CONCLUSION  Expect to agree on refinancing of the 2023 debt maturities and commitments by end of June  Solid growth in revenue and EBITDA throughout 2022 and into 2023 expected  Marketed utilisation above 90% for modern rigs – estimated to strengthen further  20 Rigs contracted – continued ramping up of operations resulting in strong revenue growth  Targeting to have the three remaining delivered rigs to be contracted by year end 2022